UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)

                                (Amendment No. 4)

                              --------------------

                          FOODARAMA SUPERMARKETS, INC.
                                (Name of Issuer)

                              --------------------

                          FOODARAMA SUPERMARKETS, INC.
                              SAKER HOLDINGS CORP.
                                 JOSEPH J. SAKER
                                RICHARD J. SAKER
                              JOSEPH J. SAKER, JR.
                                 THOMAS A. SAKER
                      JOSEPH SAKER FAMILY PARTNERSHIP, L.P.

                      (Name of Person(s) Filing Statement)
                              --------------------

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    344820105
                      (CUSIP Number of Class of Securities)

                                 Michael Shapiro
                             Chief Financial Officer
                                 922 Highway 33
                               Building 6, Suite l
                           Freehold, New Jersey 07728
                                 (732) 294-2270
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

                                 With a Copy to:
                              John A. Aiello, Esq.
                        Giordano, Halleran & Ciesla, P.C.
                               125 Half Mile Road
                                  P.O. Box 190
                          Middletown, New Jersey 07748
                                 (732) 741-3900

This statement is filed in connection with (check the appropriate box):

a.    |_|   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

b.    |X|   The filing of a registration statement under the Securities Act of
            1933.

c.    |_|   A tender offer.

d.    |_|   None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

      Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

Transaction Valuation (1)                     Amount of Filing Fee
---------------------                         --------------------
$56,309,084                                   $6,026

(1) The transaction valuation was determined by multiplying $52.00, the average of the high and low trading prices of the common stock of Foodarama Supermarkets, Inc. as of March 23, 2006, by 1,082,867 shares of Foodarama's common stock to be exchanged pursuant to the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $5,498              Amount Previously Paid: $528

      Form or Registration No.: Registration      Form or Registration No.: Amendment No. 1 to
      Statement on Form S-4.                      Registration Statement on Form S-4.

      Filing Party: FSM-Delaware, Inc.            Filing Party: FSM-Delaware, Inc.

      Date Filed: March 27, 2006                  Date Filed: May 8, 2006

                                  INTRODUCTION

      This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amendment") amends and supplements the Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed with the Securities and Exchange Commission (the "SEC") on March 27, 2006, as amended by Amendment No. 1 to Schedule 13E-3 filed with the SEC on May 8, 2006, as further amended by Amendment No. 2 to
Schedule 13E-3 filed with the SEC on June 1, 2006, as further amended by Amendment No. 3 to Schedule 13E-3 filed with the SEC on June 13, 2006, in connection with the Agreement and Plan of Share Exchange, dated as of March 2, 2006 (the "Share Exchange Agreement") between Foodarama Supermarkets, Inc. ("Foodarama") and FSM-Delaware, Inc. ("FSM-Delaware"), a Delaware corporation and wholly-owned subsidiary of Foodarama.

      On July 20, 2006, Foodarama issued a press release announcing that at a special meeting of its shareholders held on July 19, 2006, Foodarama's shareholders approved the share exchange whereby each outstanding share of Foodarama common stock will be exchanged for one share of the common stock of FSM-Delaware (the "Share Exchange"). The full text of the press release is filed as Exhibit (a)(5) to this Amendment and is incorporated herein. The Share Exchange is part of a "going private" transaction which will result in Foodarama ceasing to be a publicly traded company. In June 2006, Saker Holdings Corp. (the "Purchaser"), a Delaware corporation formed by a purchaser group consisting of Richard J. Saker, President and Chief Executive Officer of Foodarama, Joseph J. Saker, Chairman of Foodarama, Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising and Secretary of Foodarama, Thomas A. Saker, Vice President of Store Operations of Foodarama, the Joseph Saker Family Partnership, L.P. and four other members of the family of Joseph J. Saker (collectively, the "Purchaser Group"), commenced an offer (the "Tender Offer") to purchase all of the outstanding shares of Foodarama common stock not currently owned by the Purchaser Group, at a price of $53 per share.

      Foodarama and the Purchaser also announced the results of the Tender Offer. Based upon preliminary information provided by American Stock Transfer & Trust Company, the depositary for the Tender Offer, a total of 416,666 shares were validly tendered (and not properly withdrawn) in the Tender Offer prior to the Tender Offer's expiration at 12:00 midnight on July 19, 2006. These Shares, together with all shares held by the members of the Purchaser Group, represent approximately 91% of the outstanding common stock of Foodarama.

      As a result of these events, the Purchaser expects that all conditions to the purchase of shares in the Tender Offer will soon be satisfied and plans to close the financing it has arranged to purchase the shares in the Tender Offer and to proceed to accept and promptly pay for the shares tendered for purchase. Immediately after the Tender Offer is completed, Foodarama will implement the Share Exchange. The Share Exchange will be immediately followed by the merger of FSM-Delaware with and into Purchaser. Shareholders of Foodarama who did not tender shares in the Tender Offer, other than the members of the Purchaser
Group, will receive $53 per share in cash for the shares of FSM-Delaware received in the Share Exchange, subject to their right to seek appraisal rights under Delaware law. These transactions will result in Foodarama becoming a wholly owned subsidiary of Purchaser and ceasing to be a publicly traded company.

      This Amendment is being filed by Foodarama, the issuer of the securities that are the subject of the Rule 13e-3 transaction, the Purchaser and certain members of the Purchaser Group who are deemed to be affiliates of Foodarama. On June 13, 2006, FSM Delaware filed with the SEC Amendment No. 3 to Registration Statement on Form S-4 which includes a proxy statement/prospectus (the "Proxy Statement/Prospectus") pursuant to the Securities Act of 1933, as amended, containing information with respect to the Share Exchange Agreement and the "going private" transaction. The information set forth in the Proxy Statement/Prospectus, including all appendices thereto, is expressly incorporated by reference into this Amendment in its entirety, and the information contained in this Amendment is qualified in its entirety by the provisions of the Proxy Statement/Prospectus.

Item 16. Exhibits.

Exhibit No.       Description.
-----------       ------------

(a)(4) Proxy Statement/Prospectus, incorporated by reference to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 13, 2006.

(a)(5) Press Release issued by Foodarama and the Purchaser announcing the results of the Tender Offer and the approval of the Share Exchange.

(b) Amended and Restated Commitment Letter, dated as of November 23, 2005, issued by GMAC Commercial Finance LLC on June 6, 2006, incorporated by reference to Exhibit (b) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(c)(1) Fairness Opinion of William Blair & Company LLC, incorporated by reference to Annex B to the Proxy Statement/Prospectus.

(c)(2) Materials dated March 2, 2006 presented to the Special Committee by William Blair & Company in connection with the March 2, 2006 meeting of the Special Committee, incorporated by reference to Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(c)(3) Materials dated January 27, 2006 presented to the Special Committee by William Blair & Company in connection with the January 30, 2006 conference call with the Special Committee, incorporated by reference to Exhibit (c)(3) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(c)(4) Materials dated January 20, 2006 presented to the Special Committee by William Blair & Company in connection with the January 23, 2006 meeting of the Special Committee, incorporated by reference to Exhibit (c)(4) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(d)(1)            Agreement and Plan of Share Exchange,  dated March 2, 2006, by
                  and  between  Foodarama  and  FSM-Delaware,   incorporated  by
                  reference to Annex A to the Proxy Statement/Prospectus.

(d)(2)(i) Tender Offer and Support Agreement, dated as of March 2, 2006, by and between Foodarama and Purchaser, incorporated by reference to Exhibit 99.2 to the report on Form 8-K/A filed by Foodarama with the SEC on March 27, 2006.

(d)(2)(ii) First Amendment to Tender Offer and Support Agreement, dated June 7, 2006, by and between Foodarama and Purchaser, incorporated by reference to Exhibit (d)(2)(ii) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(d)(3)            Form  of  Agreement  and  Plan  of  Merger,   by  and  between
                  FSM-Delaware and Purchaser, incorporated by reference to Annex D to the Proxy Statement/Prospectus.

(d)(4) Custody Agreement and Limited Power of Attorney, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(4) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(5) Custody Agreement, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(5) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(6) Exchange Agreement, dated March 2, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(6) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(7) Amendment No. 1 to Exchange Agreement, dated March 17, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(7) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(f)               None.

(g)               None.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 2006               FOODARAMA SUPERMARKETS, INC.


                               By:  /s/ Michael Shapiro
                                   ---------------------------------------------
                             Name: Michael Shapiro
                            Title: Chief Financial Officer

                                   Saker Holdings Corp.


                               By:  /s/ Richard J. Saker
                                   ---------------------------------------------
                             Name: Richard J. Saker
                            Title: President and Chief Executive Officer


                                    /s/ Joseph J. Saker
                                   ---------------------------------------------
                                   Joseph J. Saker


                                    /s/ Richard J. Saker
                                   ---------------------------------------------
                                   Richard J. Saker


                                    /s/ Joseph J. Saker, Jr.
                                   ---------------------------------------------
                                   Joseph J. Saker, Jr.


                                    /s/ Thomas A. Saker
                                   ---------------------------------------------
                                   Thomas A. Saker


                                   Joseph Saker Family Partnership, L.P.
                                   By: Saker Family Corporation, General Partner


                               By:  /s/ Richard J. Saker
                                   ---------------------------------------------
                             Name: Richard J. Saker
                            Title:  President

                                  EXHIBIT INDEX

Exhibit No.       Description.
-----------       ------------

(a)(4) Proxy Statement/Prospectus, incorporated by reference to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 13, 2006.

(a)(5) Press Release issued by Foodarama and the Purchaser announcing the results of the Tender Offer and the approval of the Share Exchange.

(b) Amended and Restated Commitment Letter, dated as of November 23, 2005, issued by GMAC Commercial Finance LLC on June 6, 2006, incorporated by reference to Exhibit (b) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(c)(1) Fairness Opinion of William Blair & Company LLC, incorporated by reference to Annex B to the Proxy Statement/Prospectus.

(c)(2) Materials dated March 2, 2006 presented to the Special Committee by William Blair & Company in connection with the March 2, 2006 meeting of the Special Committee, incorporated by reference to Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(c)(3) Materials dated January 27, 2006 presented to the Special Committee by William Blair & Company in connection with the January 30, 2006 conference call with the Special Committee, incorporated by reference to Exhibit (c)(3) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(c)(4) Materials dated January 20, 2006 presented to the Special Committee by William Blair & Company in connection with the January 23, 2006 meeting of the Special Committee, incorporated by reference to Exhibit (c)(4) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(d)(1)            Agreement and Plan of Share Exchange,  dated March 2, 2006, by
                  and  between  Foodarama  and  FSM-Delaware,   incorporated  by
                  reference to Annex A to the Proxy Statement/Prospectus.

(d)(2)(i) Tender Offer and Support Agreement, dated as of March 2, 2006, by and between Foodarama and Purchaser, incorporated by reference to Exhibit 99.2 to the report on Form 8-K/A filed by Foodarama on March 27, 2006.

(d)(2)(ii) First Amendment to Tender Offer and Support Agreement, dated June 7, 2006, by and between Foodarama and Purchaser, incorporated by reference to Exhibit (d)(2)(ii) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(d)(3)            Form  of  Agreement  and  Plan  of  Merger,   by  and  between
                  FSM-Delaware and Purchaser, incorporated by reference to Annex D to the Proxy Statement/Prospectus.

(d)(4) Custody Agreement and Limited Power of Attorney, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(4) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(5) Custody Agreement, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(5) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(6) Exchange Agreement, dated March 2, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(6) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(7) Amendment No. 1 to Exchange Agreement, dated March 17, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(7) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(f)               None.

(g)               None.